EXHIBIT 12.01

LEHMAN BROTHERS HOLDINGS INC.

Computation of Ratios of Earnings to Fixed Charges and

to Combined Fixed Charges and Preferred Stock Dividends

(Unaudited)

	Six Months
	Ended May 31,		Year Ended November 30,
Dollars in millions	2007	2006	2005	2004	2003

Pre-tax earnings from continuing operations	$ 3,578	$ 5,905	$ 4,829	$3,518	$2,536
Add: Fixed charges (excluding capitalized interest)	18,856	29,323	18,040	9,773	8,724
Pre-tax earnings before fixed charges	$22,434	$35,228	$22,869	$13,291	$11,260

Fixed charges:
Interest	$18,815	$29,126	$17,790	$9,674	$8,640
Other (1)	60	108	125	114	119
Total fixed charges	18,875	29,234	17,915	9,788	8,759
Preferred stock dividend requirements	50	98	101	129	143
Total combined fixed charges and
preferred stock dividends	$18,925	$29,332	$18,016	$9,917	$8,902

Ratio of earnings to fixed charges	1.19	1.21	1.28	1.36	1.29

Ratio of earnings to combined fixed charges
and preferred stock dividends	1.19	1.20	1.27	1.34	1.26

(1)             Other fixed charges consist of the interest factor in rentals and capitalized interest.